                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                  ___________

                                  SCHEDULE 13G
                                 (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)

                               (Amendment No. 5)(1)

                           Web-Malaysia Index Series
           -------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
           -------------------------------------------------------
           (Title of Event Which Requires Filing of this Statement)

                                   92923H871
           -------------------------------------------------------
                                (CUSIP Number)


                                April 30, 2001
           -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [X] Rule 13d-1(b)
   [ ] Rule 13d-1(c)
   [ ] Rule 13d-1(d)

-----------------------
 1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================


  CUSIP NO. 92923H871
           ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      President and Fellows of Harvard College

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,996,300 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          ---
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,966,300 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          ---
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,996,300 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      16.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      EP

------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
                                  ------------


Item 1(a)  Name of Issuer:
              Webs-Malaysia Index Series

     1(b)  Address of Issuer's Principal Executive Offices:
              Funds Distributor, Inc.
              1 Exchange Place
              10th Floor
              Boston, MA  02109

Item 2(a)  Name of Person Filing:
              President and Fellows of Harvard College

     2(b)  Address of Principal Business Office or, if none, Residence:
              c/o Harvard Management Company, Inc.
              600 Atlantic Avenue
              Boston, MA  02210

     2(c)  Citizenship:
              Massachusetts

     2(d)  Title of Class of Securities:
              Common Stock

     2(e)  CUSIP Number:
              92923H871

Item 3 The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4    Ownership:

     4(a)  Amount beneficially owned:
              2,996,300 shares

     4(b)  Percent of Class:
              16.9%

     4(c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:
              2,996,300 shares

          (ii)  shared power to vote or to direct the vote:
              __________

          (iii)  sole power to dispose or to direct the disposition of:
              2,996,300 shares

          (iv)  shared power to dispose or to direct the disposition of:
              __________

Item 5    Ownership of Five Percent or Less of a Class:
              Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
              Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
              Not Applicable.

Item 8    Identification and Classification of Members of the Group:
              Not Applicable.

Item 9    Notice of Dissolution of Group:
              Not Applicable.

Item 10    Certification:

              By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              PRESIDENT AND FELLOWS OF HARVARD
                              COLLEGE

                              By: /s/ Michael S. Pradko
                                  -------------------------------------
                                 Name:   Michael S. Pradko
                                 Title:  Authorized Signatory

May 9, 2001